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                           July 27, 2020

       Frank Bedu-Addo, Ph.D.
       Chief Executive Officer
       PDS Biotechnology Corporation
       25B Vreeland Road
       Florham Park, NJ 07932

                                                        Re: PDS Biotechnology
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed July 22, 2020
                                                            File No. 333-240011

       Dear Dr. Bedu-Addo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Dylan Caplan, Esq.